Filed pursuant to Rule 424(b)(3)
Registration File. No. 333-229782

CIM REAL ASSETS AND CREDIT FUND

Supplement No. 1 dated March 17, 2022
to the Prospectus and Statement of Additional Information dated January 28, 2022

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus (the “Prospectus”) and statement of additional information (the “SAI”) of CIM Real Assets & Credit Fund (the “Fund,” “we,” “us” or “our”) dated January 28, 2022 and is part of, and should be read in conjunction with, the Prospectus and the SAI. The Prospectus and the SAI have been filed with the U.S. Securities and Exchange Commission, and are available free of charge at www.sec.gov. Capitalized terms used in this supplement have the same meanings as in the Prospectus and the SAI, unless otherwise stated herein.

Before investing in our Common Shares, you should read carefully the Prospectus, the SAI and this supplement and consider carefully our investment objective, risks, fees and expenses. You should also carefully consider the “Risks” beginning on page 31 of the Prospectus before you decide to invest in our Common Shares.

PROSPECTUS

The following disclosure is added to the end of the “Investment Strategies” subsections beginning on pages (i), 2 and 13:

    In addition, the Fund may also invest up to 10% of its assets in real assets located in foreign countries (including real estate debt or mortgages backed by real estate in foreign countries) and in credit and credit-related investments of foreign issuers or that have foreign exposure. The Fund’s foreign investments may be located in Canada, and in countries in Western Europe or Latin America.

The following disclosure is added to the end of the “Risks” subsections beginning on pages (ii) and 8:

•The Fund’s investments in non-U.S. real estate or non-U.S. issuers may involve more risk than in investments in U.S. real estate or U.S. issuers. These foreign investments may fluctuate more widely in price and may be more difficult to sell due to adverse market, economic, political, regulatory or other factors.

•Fluctuations in currency exchange rates may negatively affect the value of the Fund’s foreign dollar denominated investments or reduce the Fund’s returns.

Prospectus Summary

The section on page 7 under the subheading “Custodian and Transfer Agent” is hereby deleted and replaced in its entirety, as follows:

U.S. Bank, National Association. serves as the Fund’s primary custodian. UMB Bank, N.A. also serves as custodian regarding certain of the Fund’s assets. DST Systems, Inc. serves as Fund’s transfer agent. See “Custodian and Transfer Agent.”

The Fund’s Investments

The second paragraph under the subheading “REIT Subsidiaries” on page 16 is hereby deleted and replaced in its entirety, as follows:

In order to qualify as a REIT, a REIT Subsidiary must satisfy a number of requirements on a continuing basis, including requirements regarding the composition of its assets, sources of its gross income, distributions and stockholder ownership. Because certain activities, if performed by the REIT Subsidiary, may not be qualifying REIT activities under the Code, the REIT Subsidiary may form taxable REIT subsidiaries, as defined in the Code, to engage in such activities. Even if the REIT Subsidiary qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes on its income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. If, for any taxable year, the REIT Subsidiary does not qualify as a REIT, all of its taxable income (including its net capital gain) would be subject to U.S. federal corporate income tax and applicable state and local taxes without any deduction for distributions to shareholders. Dividends payable by the REIT Subsidiary to the Fund and, in turn, by the Fund to shareholders generally are not qualified dividends eligible for the reduced rates of tax. Each REIT Subsidiary generally will be organized as a Delaware limited liability company and will elect to be treated as a REIT for U.S. federal income tax purposes. A REIT Subsidiary will be a “wholly-owned subsidiary” of the Fund pursuant to the definition of that term in the Investment Company Act (i.e., the Fund owns 95% or more of the subsidiary’s outstanding voting securities). The Fund will hold all of the common shares of the REIT Subsidiary. In order to satisfy the Code’s 100-shareholder requirement, certain persons unaffiliated with the Adviser will purchase non-voting preferred shares of the REIT Subsidiary. Such non-voting preferred shares are expected to have a nominal value.

Risks

The following disclosure is added to the end of the “Risks Related to the Fund’s Investments in Real Assets” subsection, which begins on page 34:

Foreign Real Estate and Real Estate-Related Investment

We may invest in real estate located outside of the United States and real estate debt issued in, and/or backed by real estate in, countries outside the United States, including Canada, countries in Western Europe and Latin America, and potentially elsewhere. Non-U.S. real estate and real estate-related investments involve certain factors not typically associated with investing in real estate and real estate-related investments in the U.S., including risks relating to (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various non-U.S. currencies in which such investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) differences in conventions relating to documentation, settlement, corporate actions, stakeholder rights and other matters; (iii) differences between U.S. and non-U.S. real estate markets, including potential price volatility in and relative illiquidity of some non-U.S. markets; (iv) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and differences in government supervision and regulation; (v) certain economic, social and political risks, including potential exchange-control regulations, potential restrictions on non-U.S. investment and repatriation of capital, the risks associated with political, economic or social instability, including the risk of sovereign defaults, regulatory change, and the possibility of expropriation or confiscatory taxation or the imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, and adverse economic and political developments; (vi) the possible imposition of non-U.S. taxes on income and gains and gross sales or other proceeds recognized with respect to such investments; (vii) differing and potentially less well-developed or well-tested corporate laws regarding stakeholder rights, creditors’ rights (including the rights of secured parties), fiduciary duties and the protection of investors; (viii) different laws and regulations including differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (ix) political hostility to investments by foreign investors; and (x) less publicly available information.

The following disclosure is added to the end of the “Risks Related to the Fund’s Credit and Credit-Related Investments” subsection, which begins on page 42:

Non-U.S. Investments Risk

    The Fund may invest in securities, direct loans, Syndicated Loans and Subordinated Loans, of non-U.S. issuers or Borrowers. These investments involve certain risks not involved in domestic investments and may experience more rapid and extreme changes in value than investments in U.S. companies. Markets for these investments in foreign countries often are not as developed, efficient or liquid as similar markets in the United States, and therefore, the prices of non-U.S. instruments may be more volatile. Certain foreign countries may impose restrictions on the ability of issuers of non-U.S. instruments to make payments of principal and interest to investors located outside the country, whether from currency blockage or otherwise. In addition, the Fund will be subject to risks associated with adverse political and economic developments in foreign countries, including seizure or nationalization of foreign deposits, different legal systems and laws relating to creditors’ rights and the potential inability to enforce legal judgments, all of which could cause the Fund to lose money on its foreign investments. Generally, there is less readily available and reliable information about non-U.S. issuers or Borrowers due to less rigorous disclosure or accounting standards and regulatory practices. Investments in so-called “emerging markets” (or lesser developed countries) are particularly speculative and entail all of the risks of investing in non-U.S. securities but to a heightened degree. Compared to developed countries, emerging market countries may have relatively unstable governments, economies based on only a few industries and smaller securities and debt markets. Securities and debt issued by companies located in emerging market countries tend to be especially volatile and may be less liquid than securities and debt traded in developed countries. Additionally, companies in emerging market countries may not be subject to accounting, auditing, financial reporting and recordkeeping requirements that are as robust as those in more developed countries.

The following disclosure is added to the end of the “Risks” section of the Prospectus, which begins on page 31:

Risks Related to Foreign Investments

Foreign Risk

When the Fund invests in foreign assets or assets with foreign exposure, it may be subject to risk of loss not typically associated with investments in U.S. real estate or U.S. issuers. Loss may result because of more or less foreign government regulation; less public information; less stringent investor protections; less stringent accounting, corporate governance, financial reporting and disclosure standards; and less economic, political and social stability in the countries in which the Fund invests. Loss may also result from, among other things, deteriorating economic and business conditions in other countries, including the United States, regional and global conflicts, the imposition of exchange controls (including repatriation restrictions), sanctions, foreign taxes, confiscation of assets and property, trade restrictions (including tariffs), expropriations and other government restrictions by the United States or other governments, higher transaction costs, difficulty enforcing contractual obligations or from problems in securities registration, settlement or custody. The Fund or the Advisers may determine not to invest in, or may limit its overall investment in, a particular issuer, country or geographic region due to, among other things, heightened risks regarding repatriation restrictions, confiscation of assets and property, expropriation or nationalization. Geopolitical developments in certain countries in which the Fund may invest may have caused, or may in the future cause, significant volatility in financial markets.

Currency Risk

A portion of the Fund’s foreign investments may be denominated in foreign currencies. These investments involve special risks compared with investing exclusively in the United States. Because these investments may involve non-U.S. dollar currencies and because the Fund may hold funds in these currencies in bank deposits during the completion of the investments, the Fund may be adversely affected by changes in currency rates (including as a result of the devaluation of a foreign currency) and in exchange control regulations and may incur costs in connection with conversions between various currencies. In addition, the equivalent U.S. dollar obligations of the Fund’s investments located outside of the United States may increase as a result of adverse changes in currency rates. Emerging market currencies may be more volatile and less liquid, and subject to significantly greater risk of currency controls and convertibility restrictions, than currencies of developed countries.

Currency Hedging Risk

The Advisers may seek to hedge all or a portion of the Fund’s foreign currency risk. However, the Advisers cannot guarantee that it will be practical to hedge these risks in certain markets or conditions or that any efforts to do so will be successful. Hedging may mitigate, but not eliminate, currency risk.

Lack of Financial Reporting and Adverse Foreign Taxes Related to Foreign Investments Risk

The Fund may invest in foreign entities. Because foreign. entities are not subject to uniform reporting standards, practices and disclosure comparable with those applicable to U.S. companies, there may be different types of, and lower quality, information available about non-U.S. companies. In particular, the assets and profits appearing on the financial statements of a company may not reflect its financial position or results of operation in the way they would be reflected had such financial statements been prepared in accordance with the U.S. generally accepted accounting principles. In addition, financial data related to foreign investments may be affected by both inflation and local accounting standards, and may not accurately reflect the real condition of companies and securities markets. Moreover, the Fund may be subject to tax, reporting and other filing obligations in foreign jurisdictions in which foreign companies reside or operate. In addition, foreign securities markets, particularly in developing countries, may be substantially less liquid and have greater volatility than U.S. securities markets.

Market Disruption Risk and Terrorism Risk

The military operations of the United States and its allies, the instability in various parts of the world, including the recent rapidly evolving conflict between Russia and Ukraine, and the prevalence of terrorist attacks throughout the world could have significant adverse effects on the global economy. The war between Russia and Ukraine and the sanctions imposed by many countries on Russia have caused and are expected to continue to cause financial market volatility and have adversely impacted and are expected to continue to adversely impact the global economy. Terrorist attacks may also exacerbate some of the risk factors in this subsection of the Prospectus. A terrorist attack involving, or in the vicinity of, a Fund investment, directly or indirectly, may result in a liability far in excess of available insurance coverage. The Advisers cannot predict the likelihood of these types of events occurring in the future nor how such events may affect the Fund.

Eurozone Investment Risk

The Fund may invest directly or indirectly from time to time in European companies and assets and companies and assets that may be affected by the Eurozone economy. Ongoing concerns regarding the sovereign debt of various Eurozone countries, including the potential for investors to incur substantial write-downs, reductions in the face value of sovereign debt and/or sovereign defaults, as well as the possibility that one or more countries might leave the EU or the Eurozone create risks that could materially and adversely affect Fund investments. Sovereign debt defaults and EU and/or Eurozone exits could have material adverse effects on investments in European companies and assets, including, but not limited to, the availability of credit to support such companies’ financing needs, uncertainty and disruption in relation to financing, increased currency risk in relation to contracts denominated in Euros and wider economic disruption in markets served by those companies, while austerity and/or other measures introduced to limit or contain these issues may themselves lead to economic contraction and resulting adverse effects for the Fund. Legal uncertainty about the funding of Euro-denominated obligations following any breakup or exits from the Eurozone, particularly in the case of investments in companies and assets in affected countries, could also have material adverse effects on the Fund. If any other member state were to decide to withdraw from the EU, it could exacerbate such uncertainty and instability and may present similar and/or additional potential risks to Fund investments in European issuers.

Emerging Market Investments

The Fund may invest, directly or indirectly, in real estate or issuers in emerging markets, specifically certain markets in Latin America. Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; (ii) significant price volatility; (iii) restrictions on foreign investment; and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets investments may include (i) greater social, economic and political uncertainty and instability; (ii) more substantial governmental involvement in the economy; (iii) less governmental supervision and regulation; (iv) the unavailability of currency hedging technique; (v) companies that are newly organized and small; (vi) differences in auditing and financial reporting standards; which may result in unavailability of material information about issuers; and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a security. Such a delay could result in possible liability to a purchaser of the security.

Management of the Fund

The section on page 72 under the subheading “Custodian, Distribution Paying Agent, Transfer Agent and Registrar” is hereby deleted and replaced in its entirety, as follows:

U.S. Bank, National Association, which has its principal office at 190 S. LaSalle Street, 8th Floor, Chicago, IL 60603, serves as primary custodian to the Fund. UMB Bank, N.A., which has its principal office at 928 Grand Blvd., 5th Floor, Kansas City, MO 64106, serves as custodian regarding certain of the Fund’s assets. DST Systems, Inc. (“DST”), which has its principal office at 333 W. 11th Street, 5th Floor, Kansas City, MO 64105, serves as the Fund’s distribution paying agent, transfer agent and registrar.

Networking, Sub-Accounting and Administrative Fees

The paragraph under the heading “Networking, Sub-Accounting and Administrative Fees” on page 84 is hereby deleted and replaced in its entirety, as follows:

Select financial intermediaries may enter into arrangements with the Fund, or its designees, to perform certain networking, recordkeeping, sub-transfer agent, sub-accounting and/or administrative services for shareholders of the Fund. These actives are routinely processed through the National Securities Clearing Corporation’s Fund/SERV and Trust Networking systems or similar systems. In consideration for providing these services in an automated environment, such financial intermediaries may receive compensation from the Fund.

This compensation may include payments to third parties that provide sub-transfer agent, recordkeeping and/or shareholder services with respect to certain shareholder accounts in lieu of the Fund’s transfer agent providing such services. These third parties are not affiliates of the Fund’s Advisers. The amount paid for sub-transfer agent/recordkeeping services varies depending on the share class and services provided, and is capped at a maximum of 0.20% of assets.

Any such compensation by the Fund to these select financial intermediaries for the aforementioned services are in addition to any distribution related services provided to applicable Fund shareholders.

Certain U.S. Federal Tax Considerations

The following paragraphs are added to the “Taxation as a Regulated Investment Company” subsection immediately following the paragraph that begins with “Income inclusions from a QEF or a CFC…” on page 96:

In the event the Fund invests in foreign securities, it may be subject to withholding and other foreign taxes with respect to those securities. The Fund is not expected to satisfy the requirement to pass through to shareholders their share of any foreign taxes paid by the Fund.

Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time the Fund accrues income, expenses, or other liabilities denominated in a foreign currency and the time it actually collects such income or pays such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

The second paragraph under the heading “Organizational Requirements” on page 102, within the “REIT Subsidiary” subsection, is hereby deleted and replaced in its entirety, as follows:

The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year, that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months, and that condition (6) must be met during the last half of each taxable year. For purposes of condition (6), the beneficiaries of a pension or profit-sharing trust described in Section 401(a) of the Code, and not the pension or profit-sharing trust itself, are treated as REIT shareholders. Conditions (5) and (6) do not apply to a REIT until the second taxable year in which the REIT has made an election to be treated as such. A REIT subsidiary would be treated as having met condition (6) above for a taxable year if it complied with certain Treasury Regulations for ascertaining the ownership of its stock for such year and if it did not know (or after the exercise of reasonable diligence would not have known) that its stock was sufficiently closely held during such year to cause it to fail condition (6). For purposes of condition (9), the manner in which a REIT’s gross income is calculated for purposes of the tests regarding the nature of its income is subject to certain adjustments.

Custodian and Transfer Agent

The section on page 104 under the heading “CUSTODIAN AND TRANSFER AGENT” is hereby deleted and replaced in its entirety, as follows:

The primary custodian of the assets of the Fund will be U.S. Bank, National Association, located at 190 S. LaSalle Street, 8th Floor, Chicago, IL 60603. The custodian of certain of the Fund’s assets will be UMB Bank, N.A., located at 928 Grand Blvd., 5th Floor, Kansas City, MO 64106. DST Systems, Inc., located at 333 W. 11th Street, 5th Floor, Kansas City, MO 64105, will serve as the Fund’s transfer agent and dividend paying agent with respect to the Common Shares.

STATEMENT OF ADDITIONAL INFORMATION

Other Investment Policies and Techniques

The following disclosure is added to the end of the “Other Investment Policies and Techniques” section of the Statement of Additional Information:

Foreign Investments

The Fund may invest in foreign assets or assets that have foreign exposure , including investments quoted or denominated in a currency other than U.S. dollars. Investments in foreign issuers or assets that have foreign exposure may offer potential benefits not available from investments solely in the United States. Such benefits may include the opportunity to invest in foreign issuers that appear, in the opinion of the Advisers, to offer the potential for better long term growth of capital and income than investments in U.S, the opportunity to invest in foreign countries with economic policies or business cycles different from those of the United States and the opportunity to reduce fluctuations in portfolio value by taking advantage of foreign markets that do not necessarily move in a manner parallel to U.S. markets. Investing in foreign assets or in assets that have foreign exposure also involves, however, certain special risks, which are not typically associated with investing in the United States. Many of these risks are more pronounced for investments in emerging economies.

With respect to investments in certain foreign countries, there exist certain economic, political and social risks, including the risk of adverse political developments, nationalization, military unrest, social instability, war and terrorism, confiscation without fair compensation, expropriation or confiscatory taxation, limitations on the movement of funds and other assets between different countries, or diplomatic developments, any of which could adversely affect the Fund’s investments in those countries. Governments in certain foreign countries continue to participate to a significant degree, through ownership interest or regulation, in their respective economies. Action by these governments could have a significant effect on market prices of securities and dividend payments.

Many countries throughout the world are dependent on a healthy U.S. economy and are adversely affected when the U.S. economy weakens or its markets decline. Additionally, many foreign country economies are heavily dependent on international trade and are adversely affected by protective trade barriers and economic conditions of their trading partners. Protectionist trade legislation enacted by those trading partners could have a significant adverse effect on investing those countries. Individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

Investments in foreign assets or assets that have foreign exposure often involve currencies of foreign countries. Accordingly, the Fund may be affected favorably or unfavorably by changes in currency rates and in exchange control regulations and may incur costs in connection with conversions between various currencies. The Fund may be subject to currency exposure independent of its investments. Currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or anticipated changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention (or the failure to intervene) by U.S. or foreign governments or central banks or by currency controls or political developments in the United States or abroad.

Because foreign issuers generally are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a U.S. company. Volume and liquidity in most foreign securities and debt markets are less than in the United States and the securities and debts of many foreign companies are less liquid and more volatile than securities of comparable U.S. companies. The securities and debts of foreign issuers may be listed on foreign exchanges or traded in foreign OTC markets. Fixed commissions on foreign securities and debt exchanges are generally higher than negotiated commissions on U.S. exchanges, although the Fund endeavors to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of foreign exchanges, brokers, dealers and listed and unlisted companies than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. For example, there may be no comparable provisions under certain foreign laws to insider trading and similar investor protections that apply with respect to securities and debt transactions consummated in the United States.

Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities or debt transactions, making it difficult to conduct such transactions. Such delays in settlement could result in temporary periods when some of the Fund’s assets are uninvested and no return is earned on such assets. The inability of the Fund to make intended purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Inability to dispose of portfolio investments due to settlement problems could result either in losses to the Fund due to subsequent declines in value of the investments or, if the Fund has entered into a contract to sell the investments, in possible liability to the purchaser.

The Fund may invest in countries with emerging economies or securities markets. Political and economic structures in many of such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristic of more developed countries. Certain of such countries have in the past failed to recognize private property rights and have at times nationalized or expropriated the assets of, or ignored internationally accepted standards of due process against, private companies. In addition, a country may take these and other retaliatory actions against a specific private company, including the Fund or the Advisers, and the Fund could be subject to substantial losses. In addition, the Fund or the Advisers may determine not to invest in, or may limit its overall investment in, a particular issuer, country or geographic region due to, among other things, heightened risks regarding repatriation restrictions, confiscation of assets and property, expropriation or nationalization.

Custodian and Transfer Agent

The section is hereby deleted and replaced in its entirety, as follows:

The primary custodian of the assets of the Fund will be U.S. Bank, National Association, located at 190 S. LaSalle Street, 8th Floor, Chicago, IL 60603. The custodian of certain of the Fund’s assets will be UMB Bank, N.A., located at 928 Grand Blvd., 5th Floor, Kansas City, MO 64106. DST Systems, Inc., located at 333 W. 11th Street, 5th Floor, Kansas City, MO 64105, will serve as the Fund’s transfer agent and dividend paying agent with respect to the Common Shares.